CUSIP No. 560840-10-0


                                  SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1)*


                               Major Realty Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   560840-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   James G. Lewis, Third Capital, LLC, 314 Church Street, Nashville, TN 37201
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 7, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages


CUSIP No. 560840-10-0

--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Capital, LLC
--------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  [ x ]                    (b)  [   ]

--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

--------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
           [    ]

--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee
--------------------------------------------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          100 (see Items 3 and 5 in original 13D)

            BENEFICIALLY

              OWNED BY

                EACH

              REPORTING

               PERSON

                WITH
                                       -----------------------------------------------------------------------------
                                         8     SHARED VOTING POWER

                                       -----------------------------------------------------------------------------

                                Page 2 of 7 Pages


CUSIP No. 560840-10-0

                                       -----------------------------------------------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               100 (see Items 3 and 5 in original 13D)

                                       -----------------------------------------------------------------------------
                                         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100 (see Items 3 and 5 in original 13D)

--------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [---]

--------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 1.0%
--------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           PAG Corp.
--------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [ x ]                                      (b) [    ]
                                                               ----
--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

--------------------------------------------------------------------------------------------------------------------

                               Page 3 of 7 Pages

CUSIP No. 560840-10-0

--------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
           2(e)
           [    ]

--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee
--------------------------------------------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          680,000 (see Item 5 in original 13D)

            BENEFICIALLY

              OWNED BY

                EACH

              REPORTING

               PERSON

                WITH
                                       -----------------------------------------------------------------------------
                                         8     SHARED VOTING POWER

                                       -----------------------------------------------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               680,000 (see Item 5 in original 13D)
                                       -----------------------------------------------------------------------------
                                         10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           680,000 (see Item 5)
--------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [---]

--------------------------------------------------------------------------------------------------------------------

                               Page 4 of 7 Pages

CUSIP No. 560840-10-0

--------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.86%
--------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           PAG Partners, L. P.
--------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [ x ]                         (b) [    ]
                                                  ----

--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

--------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
           [    ]

--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee
--------------------------------------------------------------------------------------------------------------------

                               Page 5 of 7 Pages

CUSIP No. 560840-10-0

--------------------------------------------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          680,000

            BENEFICIALLY

              OWNED BY

                EACH

              REPORTING

               PERSON

                WITH
                                       -----------------------------------------------------------------------------
                                         8     SHARED VOTING POWER

                                      -----------------------------------------------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               680,000
                                      -----------------------------------------------------------------------------
                                         10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           680,000
--------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [---]

--------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.86%
--------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------------------------------------------


                  This Amendment No. 1 to Schedule 13D is filed on behalf of Third Capital, LLC, a Tennessee limited liability company ("Third Capital"), PAG Corp., a Tennessee corporation ("PAG Corp."), and PAG Partners, L.P., a Tennessee limited partnership ("PAG Partners"), for

                              Page 6 of 7 Pages

CUSIP No. 560840-10-0


the purpose of reporting the following amendment and supplement to Item 4 by Third Capital, PAG Corp., and PAG Partners regarding Major Realty Corporation, a Delaware corporation ("Major" or "Company").

Item 4.       Purpose of Transaction.
              ----------------------

       Item 4 of Schedule 13D is hereby amended and supplemented as follows:

Since Third Capital, PAG Corp., and PAG Partners (collectively, the "Third Capital Group") filed their original Schedule 13D, the Company announced that it has entered into an Agreement and Plan of Merger ("Merger Agreement"), dated March 4, 1998, with PBD Holdings, L. P., an affiliate of Pembroke Companies, Inc., Blackacre Capital Group, L. P. and Millennium Capital, LLC (collectively, the "Buyer").

The Third Capital Group is analyzing this transaction and has retained legal counsel to explore its alternatives. The Third Capital Group expects to exercise its dissenters' rights under Delaware law and will be exploring whether other remedies are available to them.

Additionally, the Third Capital Group has been contacted by other shareholders which the Third Capital Group believes own more than 16% of the outstanding common stock of Major. These shareholders have indicated to Third Capital that they may exercise their dissenters' rights under Delaware law and are exploring other legal remedies available to them.

Except for an agreement to share certain legal costs, the Third Capital Group has no agreement or understanding with any other shareholder with respect to the exercise of available dissenters' rights or any other legal remedy that may be available.

Under the terms of the Merger Agreement, the Buyer has the option of terminating the Merger Agreement in the event shareholders owning more than 15% of the outstanding shares of Major stock exercise their dissenters' rights under Delaware law. Based on their discussions with other shareholders, the Third Capital Group expects shareholders (including the Third Capital Group) owning more than 26% of the outstanding stock of Major may exercise their dissenters' rights. If exercised, this action will give rise to the Buyers' right to terminate the Merger Agreement. The Third Capital Group has not had any discussions with Buyer regarding whether Buyer will exercise this right and does not know whether Buyer will exercise this right.

Item 7.       Material to be Filed as Exhibits.
              --------------------------------

         Exhibit 7.2 Joint Filing Agreement

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 7, 1998                    THIRD CAPITAL, LLC

                                      By: /s/ Christopher L. Jarratt
                                          -------------------------------------
                                          Christopher L. Jarratt, Chief Manager


                                      PAG CORP.

                                      By: /s/ Christopher L. Jarratt
                                          -------------------------------------
                                          Christopher L. Jarratt, President


                                      PAG PARTNERS, L. P.

                                      By: PAG CORP.
                                          -------------------------------------
                                          Its Sole General Partner

                                      By: /s/ Christopher L. Jarratt
                                          -------------------------------------
                                          Christopher L. Jarratt, President


                             Page 7 of 7 Pages

                                  Exhibit Index
                                  -------------

         Exhibit 7.2 --    Joint Filing Agreement